Mail Stop 4561

October 3, 2008

Mr. Albert Hernandez
Chief Executive Officer
SkyPostal Networks, Inc.
7805 NW 15th Street
Miami, FL 33126

      Re: SkyPostal Networks, Inc.
             Form 10-KSB For the Year Ended December 31, 2007
             Filed on February 15, 2008
             Forms 10-KSB/A For the Year Ended December 31, 2007
             Filed on September 12, 2008 and October 2, 2008
             File No. 000-52137

Dear Mr. Hernandez:

      We have completed our review of your Form 10-KSB and related amendments and have no further comments at this time on the specific issues raised.

                Sincerely,

                Christine Davis
                Assistant Chief Accountant